================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF AUGUST, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)

    1.   Press Release dated August 10, 2004

    2.   Management Discussion & Analysis for the first quarter ended June 30,
         2004

    3.   Interim financial statements for the first quarter ended June 30, 2004

    4.   Form 52-109FT2 - Certification of Interim Filings - CEO

    5.   Form 52-109FT2 - Certification of Interim Filings - CFO

    6.   Confirmation of Mailing dated August 16, 2004

    7.   Report of Voting Results

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 1, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     "Joseph P. Giuffre" (signed)
--------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

                          INCENTIVE STOCK OPTION GRANT

CALGARY, ALBERTA, CANADA, AUGUST 10, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") granted incentive stock options to certain of its directors and senior officers on August 5, 2004 to purchase up to a total of 505,000 common shares in the capital of the Company at a price of $1.10 per share. The options granted are exercisable for a five year period

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 21 general insurance brokerages and processes over US$53,000,000($70,000,000CDN) in insurance premiums for its 23,000 customers.

For further information:

Press Contacts - North America         Barry Kaplan
                                       Barry Kaplan Associates
                                       New Jersey
                                       Telephone: (732) 747-0702
                                       Email: smallkap@aol.com

Anthony Clark International            Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                 Telephone: (403) 225-5100
                                       Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                       On behalf of
                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.

                                       "Primo Podorieszach" (signed)

                                       Primo Podorieszach, C.E.O.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 13, 2004

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Corporation does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation, founded in 1989, has expanded through internal growth and acquisitions and processes over $70,000,000 (US$53,000,000) in insurance premiums for its 23,000 customers. The Corporation conducts its business in the United States through its wholly-owned subsidiary, Addison York Insurance Brokers Ltd. The Corporation operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2004, included in the 2004 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended June 30, 2004 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles.

All amounts are in Canadian Dollars unless otherwise indicated.

RESULTS OF OPERATIONS

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation:

Effective April 1, 2004, the Corporation retroactively adopted the revised CICA Handbook Section 3870 for stock-based compensation and other stock-based payments without restatement of prior periods. Under the fair-value method, compensation cost attributable to all stock options granted to employees and directors is measured at fair- value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The effect of the adoption of the revised standard on the financial statements is disclosed in note 7(d). For options granted prior to January 1, 2002, the Corporation continues to follow the applicable accepted accounting principle under which no expense is recognized when these options are exercised.

REVENUE

The Corporation's revenue has increased to $2,516,206 for the quarter ending June 30, 2004 from $1,385,414 for the quarter ending June 30, 2003 primarily due to revenue generated from US acquisitions (approximately $1,135,000).

EXPENSES

Salaries and wages have increased to $1,785,237 for the quarter ending June 30, 2004 from $864,898 for the quarter ending June 30, 2003 primarily due to salaries and wages of US operations (approximately $917,000).

Rent increased to $154,903 for the quarter ending June 30, 2004 from $75,503 for the quarter ending June 30, 2003 primarily due to rent related to the US operations ($82,790).

General and administrative expenses increased to $416,735 for the quarter ending June 30, 2004, from $219,433 for the quarter ending June 30, 2003 mainly due to the inclusion of general and administrative expenses of US operations (approximately $197,000), and an increase in insurance costs (approximately $9,000) for the Canadian operations.

Revenue and expenses for the US operations relate to the acquisitions made by the Corporation in third quarter of previous fiscal year. As a result, there are no comparative numbers for the US operations in the quarter ending June 30, 2003.

SETTLEMENT OF LEGAL ACTION

During the quarter, the Corporation settled the legal action with Mr. James Bonfiglio for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and is reflected in the first quarter of the current fiscal year.

FOREIGN CURRENCY

Foreign exchange gain for the quarter ending June 30, 2004 was $0 against a gain of $19,148 in the quarter ending June 30, 2003.

Until March 21, 2004, the Corporation prepared the accounts of its integrated foreign operations using the temporal method whereby monetary assets and liabilities were translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities were translated at historic rates. Revenues and expenses were translated at rates of exchange prevailing on the transaction dates. Translation gains and losses were recognized in earnings.

Effective March 22, 2004, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison obtaining significant debt financing during March 2004.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings from operations before interest and financing costs and taxes and depreciation and amortization (EBITDA) decreased from $244,728 for the quarter ending June 30, 2003 to $159,332 (EBITDA) for the quarter ending June 30, 2004, primarily due to US operations. EBITDA as a percentage of revenue has decreased from 17.7% for the quarter ending June 30, 2003 to 6.3% for the quarter ending June 30, 2004. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS:

                                                   June 30, 2004   June 30, 2003
                                                   -------------   -------------
Canadian operations:
   Interest on obligations under capital lease       $    396         $   344
                                                     --------         -------
                                                          396             344
US operations:
   Interest and financing costs on Textron
      terminated debt financing                             -          73,749
   Interest and financing costs on long-term debt     253,222               -
   Interest on obligations under capital lease          1,882               -
                                                     --------         -------
                                                      255,104          73,749
                                                     --------         -------
Total interest and financing costs                   $255,500         $74,093
                                                     ========         =======

(a) Total amortization of financing costs included above is $31,878 (2003 - $73,749).

DEPRECIATION AND AMORTIZATION:

Depreciation and amortization increased to $193,928 for the quarter ending June 30, 2004 from $70,569 for the quarter ending June 30, 2003. During the quarter ending June 30, 2004, the deprecation and amortization expense included an amount of $127,102 (2003 - $0) relating to US operations.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Corporation's key consolidated financial information for the last eight quarters.

                                    2005                        2004                                       2003
                                ---------   ---------------------------------------------   ---------------------------------
                                   June         Mar        Dec        Sept.        June        Mar         Dec        Sept.
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Revenues                        2,516,206   2,828,346   2,035,137   1,220,662   1,385,414   1,446,539   1,206,243   1,268,380
EBITDA                            159,332     381,434     162,238    (463,452)    244,728     136,288      80,762      60,387
Net earnings (loss)              (331,673)    (82,372)   (482,603)   (411,961)     44,039    (223,909)   (141,682)    (96,211)
Earnings (loss) per share
Basic and Diluted                   (0.04)      (0.01)      (0.06)      (0.05)       0.01       (0.03)      (0.02)      (0.01)


o Revenue increase starting quarter ending December 2004, relate to US acquisitions. Revenues for the US acquisitions were recorded from the closing date of respective acquisitions.

o EBITDA loss in the September 2004 quarter, primarily related to the legal judgement ($515,000) expensed in that quarter.

o EBITDA is defined as earnings before interest, taxes, and depreciation and amortization.

o EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at June 30, 2004 as compared to March 31, 2004 reflects a net decrease in working capital of $709,081 primarily due to cash used for new debt financing costs and consulting fees paid for prospective acquisitions. Other major changes include a decrease in shareholder's equity of $288,588, primarily due to an operating loss of $331,673 offset by change in cumulative translation adjustment of $45,059.

FINANCIAL RESOURCES AND LIQUIDITY

At June 30, 2004, the Corporation had working capital of $1,220,237 and long-term debt outstanding of $8,810,889. At March 31, 2004 the Corporation had working capital of $1,929,318 and long-term debt outstanding of $8,714,176.

The working capital ratios (current assets/current liabilities) were 1.55:1 as at June 30, 2004 and 1.85:1 as at March 31, 2004. The long-term portion of long-term debt was $8,810,889 as at June 30, 2004 and $8,714,176 as at March 31, 2004. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 1.41 as at June 30, 2004 and 1.33 as at March 31, 2004.

Shareholders' equity has decreased $288,588 to $6,263,968 at June 30, 2004 from $6,552,556 as at March 31, 2004 due to the loss for the quarter ending June 30, 2004, which included depreciation and amortization of $193,928.

RELATED PARTY TRANSACTIONS

Due from related parties:

                                                                                  June 30, 2004    March 31, 2004
                                                                                  -------------    --------------
Demand loan to an individual who is an officer and director of the Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the
Corporation and a general security agreement.                                        $ 40,000         $ 40,000

Note receivable, issued on October 10, 2003, from a company, in which an officer of Addison is an owner. This note is due on demand and is non-interest bearing.
It is secured by a general security agreement.                                        201,060          196,575

Amount receivable from DKWS Enterprises Inc. DKWS is owned by an officer of
Addison.                                                                              121,783                -
                                                                                     --------         --------
                                                                                     $362,843         $236,575
                                                                                     ========         ========

Due to related parties:

                                                                                  June 30, 2004    March 31, 2004
                                                                                  -------------    --------------
Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by
a general security agreement                                                       $4,460,726        $4,444,382

Amount payable to DKWS Enterprises Inc. ("DKWS") for expenses incurred on
behalf of Addison. DKWS is owned by an officer of Addison                                   -            60,832
                                                                                   ----------        ----------
                                                                                   $4,460,726        $4,505,214
                                                                                   ==========        ==========

Transactions with related parties:

During the quarter ending June 30, 2004, the Corporation paid $54,975 (2003 - $57,715) in legal fees to two law firms in which directors of the Corporation are or were partners during the fiscal year.

During the year ended March 31, 2004, the Corporation by way of its wholly owned United States subsidiary, Addison, acquired the fixed assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

During the quarter ending June 30, 2004, the Corporation paid $164,113 (US$122,436), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $80,183 (US$58,980) has been recorded as an interest expense and $85,056 (US$63,456) has been recorded against note payable.

DEBT FINANCING

On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, First Capital Corporation LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly-owned subsidiary of Anthony Clark. This Facility is to be used to finance acquisitions and provide working capital for the related acquisitions.

The Facility will mature five years from the close of the transaction, with interest only payments during the first two years. The Facility will have a Wall Street Journal interest rate of prime plus 2%. As collateral for the Facility, Anthony Clark has guaranteed the obligations of the Borrower and FCC will have a security interest in the assets of the Borrower and of Anthony Clark. The facility will primarily be used to fund acquisitions of general insurance brokerages within the United States.

SUBSEQUENT EVENTS

Subsequent to the quarter ending June 30, 2004, the Corporation granted 505,000 stock options to directors and officers of the Corporation at an exercise price of $1.10 per option. These options vest immediately and expire on August 5, 2009.

NOTICE TO READER

The accompanying unaudited interim financial statements of the Corporation for the quarter ended June 30, 2004 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Corporation's external auditors.

Dated August 13, 2004


"Primo Podorieszach"                   "Mahesh Bhatia"
---------------------------            ---------------------------
Primo Podorieszach                     Mahesh Bhatia
President and CEO                      Chief Financial Officer

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,       MARCH 31,
                                                                   2004            2004
                                                            (UNAUDITED)       (AUDITED)
                                                            -----------     -----------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                             $  1,453,895     $ 1,675,657
     Accounts receivable                                      1,453,214       1,649,781
     Loan to director (note 5)                                   40,000          40,000
     Prepaid expenses                                           275,188         123,329
     Note receivable                                            201,060         196,575
     Restricted cash (note 3)                                         -         522,619
                                                            -----------     -----------
                                                              3,423,357       4,207,961

Restricted cash (note 3)                                        670,699         655,274

Computer systems and office equipment                           377,707         376,540

Customer accounts                                             5,844,775       5,901,399

Goodwill                                                      6,047,997       5,948,216

Deferred financing costs (note 4)                               983,151         474,447

Other intangible assets                                         177,070         178,468
                                                            -----------     -----------
                                                            $17,524,756     $17,742,305
                                                            ===========     ===========
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
     Accounts payable and accrued liabilities               $ 1,548,653     $ 1,114,545
     Current portion of long term-debt                          630,062         608,802
     Future tax liability                                        24,405          32,677
     Litigation liability (note 3)                                    -         522,619
                                                            -----------     -----------
                                                              2,203,120       2,278,643

Long-term debt (note 5 and 6)                                 8,810,889       8,714,176

Future tax liability                                            246,779         196,930

Share capital (note 7)                                        9,999,164      10,001,138
Contributed surplus (note 7 (d))                                152,288               -
Cumulative translation adjustments                              (19,928)        (64,987)
Deficit                                                      (3,867,556)     (3,383,595)
                                                            -----------     -----------
                                                              6,263,968       6,552,556
                                                            -----------     -----------
                                                            $17,524,756     $17,742,305
                                                            ===========     ===========
Commitments (note 8)
Subsequent events (note 10)


 See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                               FOR THE THREE MONTHS ENDED JUNE 30,
                                                               -----------------------------------
                                                                  2004                   2003
                                                               -----------            -----------
     Revenue                                                   $ 2,516,206            $ 1,385,414

     Expenses:
     Salaries and wages                                          1,785,236                864,898
     Rent                                                          154,903                 75,503
     General and administrative                                    416,735                219,433
     Foreign exchange gain                                               -                (19,148)
                                                               -----------            -----------
                                                                 2,356,874              1,140,686
                                                               -----------            -----------

Earnings before interest, taxes, depreciation and
amortization                                                       159,332                244,728

     Interest and financing costs (note 2)                        (255,500)               (74,093)
                                                               -----------            -----------

Earnings (loss) before depreciation and amortization               (96,168)               170,635

     Depreciation and amortization                                (193,928)               (70,569)
                                                               -----------            -----------

Earnings (loss) before income taxes                               (290,096)               100,066

     Income taxes:
     Current                                                             -                (52,988)
     Future                                                        (41,577)                (3,039)
                                                               -----------            -----------
                                                                   (41,577)               (56,027)
                                                               -----------            -----------

Net earnings (loss)                                               (331,673)                44,039

Deficit, beginning of period as previously reported             (3,383,595)            (2,450,698)
     Effect of change in accounting for:
          Stock-based compensation (note 7 (d))                   (152,288)                     -
                                                               -----------            -----------
Deficit, end of period as restated                             $(3,867,556)           $(2,406,659)
                                                               ===========            ===========
Earnings (loss) per share, basic and diluted                         (0.04)                  0.01

 See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                                FOR THE THREE MONTHS ENDED JUNE 30,
                                                                -----------------------------------
                                                                     2004                 2003
                                                                 ----------            ----------
Cash flows from (used in) operating activities:

Net earnings (loss)                                              $ (331,673)           $   44,039
Items not involving cash:
     Depreciation and amortization                                  193,928                70,569
     Deferred financing costs                                        31,878                15,955
     Decrease in other intangible assets                              3,165                     -
     Future income tax expense                                       41,577                 3,039
                                                                 ----------            ----------
Cash flow from operations                                           (61,125)              133,602

Net change in non-cash working capital relating to operations:

     Accounts receivable                                            197,606              (177,855)
     Prepaid expenses                                              (150,364)               23,487
     Accounts payable and accrued liabilities                       437,681                56,502
     Income taxes payable                                                 -                52,988
                                                                 ----------            ----------
                                                                    423,798                88,724
                                                                 ----------            ----------

Cash flows from (used in) financing activities:

     Repayment of long-term debt                                    (86,307)               (1,141)
     Share issue costs                                               (1,974)                    -
     Deferred financing costs                                      (531,596)                    -
     Restricted cash                                                   (473)                    -
                                                                 ----------            ----------
                                                                   (620,350)               (1,141)
                                                                 ----------            ----------

Cash flows from (used in) investing activities:

     Computer systems and office equipment additions                (26,328)               (5,922)
                                                                 ----------            ----------
                                                                    (26,328)               (5,922)
                                                                 ----------            ----------

Effect of foreign exchange on cash and cash equivalents               1,118                     -
                                                                 ----------            ----------

Increase (decrease) in cash and cash equivalents                   (221,762)               81,661

       Cash and cash equivalents, beginning of period             1,675,657             3,719,408
                                                                 ----------            ----------
       Cash and cash equivalents, end of period                  $1,453,895            $3,801,069
                                                                 ==========            ==========


Cash and cash equivalents is comprised of:

     Cash                                                        1,231,436             3,801,069
     Term deposits with original terms maturing within
        ninety days                                                222,459                     -

Supplementary disclosure of cash flow information:

           Interest paid in the period                              215,692                   344
                                                                 ----------            ----------

 See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
For the three month period ended June 30, 2004
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2004, except as is mentioned below. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2004 audited annual consolidated financial statements.

1.    CHANGES IN ACCOUNTING POLICIES:

      Stock-based compensation:

      Effective April 1, 2004, the Corporation retroactively adopted the revised CICA Handbook Section 3870 for stock-based compensation and other stock-based payments without restatement of prior periods. Under the fair-value method, compensation cost attributable to all stock options granted to employees and directors is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The effect of the adoption of the revised standard on the financial statements is disclosed in note 7(d). For options granted prior to January 1, 2002, the Corporation continues to follow the applicable accepted accounting principle under which no expense is recognized when these options are exercised.

2.    INTEREST AND FINANCING COSTS:

                                                                           June 30, 2004    June 30, 2003
                                                                           -------------    -------------
Canadian operations:
     Interest on obligations under capital lease                              $    396         $   344
                                                                              --------         -------
                                                                                   396             344
US operations:
     Interest and financing costs on Textron terminated debt financing               -          73,749
     Interest and financing costs on long-term debt                            253,222               -
     Interest on obligations under capital lease                                 1,882               -
                                                                              --------         -------
                                                                               255,104          73,749
                                                                              --------         -------
Total interest and financing costs                                            $255,500         $74,093
                                                                              ========         =======


(a) Total amortization of financing costs included above are $31,878 (2003 - $73,749).

3.    RESTRICTED CASH

      As required by the Debt Financing agreement with Oak Street, an amount of $670,699 (US$500,371) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing.

      During the quarter ending June 30, 2004, the Corporation settled the legal action with Mr. James Bonfiglio for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and is reflected in the first quarter of the current fiscal period.

4.    DEFERRED FINANCING COSTS:

                                              June 30, 2004    March 31, 2004
                                              -------------    --------------
Cost                                            $1,016,897        $476,722
Accumulated amortization                           (33,746)         (2,275)
                                                ----------        --------
                                                $  983,151        $474,447
                                                ==========        ========

      During the quarter ending June 30, 2004, an additional amount of $540,175 was paid as deferred financing costs. The total debt financing costs at June 30, 2004 are $541,817 (US$404,220) and $475,080 (US$354,431) for Oak
      Street and FCC, respectively. The deferred financing costs will be amortized on a straight-line basis over five years, from the date of closing. An amount of $31,430 (US$23,448) was amortized during the quarter of which, Oak Street was $26,942 (US$20,101) and FCC was $4,488 (US$3,347).

5.    RELATED PARTY TRANSACTIONS:

      Due from related parties:

                                                                                   June 30, 2004    March 31, 2004
                                                                                   -------------    --------------
Demand loan to an individual who is an officer and director of the Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of
the Corporation and a general security agreement.                                     $ 40,000          $ 40,000

Note receivable, issued on October 10, 2003, from a company, in which an officer of Addison is an owner. This note is due on demand and is non-interest
bearing. It is secured by a general security agreement.                                201,060           196,575

Amount receivable from DKWS Enterprises Inc. DKWS is owned by an officer
of Addison.                                                                            121,783                 -
                                                                                      --------          --------
                                                                                      $362,843          $236,575
                                                                                      ========          ========


      Due to related parties:


                                                                                      June 30, 2004    March 31, 2004
                                                                                      -------------    --------------

Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a
general security agreement                                                              $4,460,726       $4,444,382

Amount payable to DKWS Enterprises Inc. ("DKWS") for expenses incurred on
behalf of Addison. DKWS is owned by an officer of Addison                                        -           60,832
                                                                                        ----------       ----------
                                                                                        $4,460,726       $4,505,214
                                                                                        ==========       ==========

      Transactions with related parties:

      During the quarter ending June 30, 2004, the Corporation paid $54,975 (2003 - $57,715) in legal fees to two law firms in which directors of the Corporation are or were partners during the fiscal period.

      During the year ended March 31, 2004, the Corporation by way of its wholly owned United States subsidiary, Addison, acquired the fixed assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

      During the quarter ending June 30, 2004, the Corporation paid $164,113 (US$122,436), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $80,183 (US$58,980) has been recorded as an interest expense and $85,056 (US$63,456) has been recorded against note payable.

6.    LONG-TERM DEBT:


                                                                                    June 30, 2004     March 31, 2004
                                                                                    -------------     --------------
Anthony Clark International Insurance Brokers Ltd. Capital lease, bearing interest at 9.78% and secured by the individual assets
     being leased by the Corporation                                                 $    16,373        $    17,624

Addison York Insurance Brokers Ltd. Capital lease, bearing interest at
     15.00% and secured by the individual assets being leased by the
     Corporation                                                                          38,259             45,254

     Note payable, bearing no interest and payable on December 31, 2004
     and unsecured                                                                       234,193            228,969




                                                                                    June 30, 2004     March 31, 2004
                                                                                    -------------     --------------
     Note payable, bearing interest at prime plus 8%, with interest only payments for the first 2 years followed by monthly instalments of $102,030
     (US$77,856) including interest over 60 months. The note is secured by a general security agreement and guaranteed by Anthony Clark International
     Insurance Brokers Ltd.                                                           4,691,400          4,586,749

     Note payable, bearing interest at 7% per annum and repayable over 10 years in equal monthly instalments of US$40,812 including interest secured by a
     general security agreement                                                       4,460,726          4,444,382
                                                                                     ----------         ----------
                                                                                      9,440,951          9,322,978

Less current portion                                                                    630,062            608,802
                                                                                     ----------         ----------
                                                                                     $8,810,889         $8,714,176
                                                                                     ==========         ==========


      The aggregate maturities of long-term debt for the five years subsequent to June 30, 2004 are as follows:


2005                                                                $  630,062
2006                                                                   560,304
2007                                                                 1,147,839
2008                                                                 1,265,195
2009 and beyond                                                      5,837,551
                                                                    ----------
                                                                    $9,440,951
                                                                    ==========

      DEBT FINANCING

      On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison (the "Borrower").

      The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM Best of B and above.

      The Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

      The Facility is secured by the general security agreement of the Borrower and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in the Borrower. Pursuant to the Facility, FCC, will have: (i) a first priority security interest in the assets of the Borrower which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of the Borrower and the Corporation.

      The Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions.

      To date the Corporation has incurred $475,079 (US$354,431) of financing costs on FCC debt financing. These amounts are being amortized on a straight-line basis over five years, amortization for the period was $4,488 (US$3,347).

7.    SHAREHOLDERS' EQUITY:

      (a)   Share capital authorized:

            Unlimited number of Voting Participating Common Shares without nominal or par value

      (b)   Share capital, deficit and cumulative translation adjustment:


                                                                      Number of
Share capital:                                                          shares                 Amount
--------------                                                        ---------             -----------
Balance, March 31, 2002 and 2003                                      7,692,055             $ 9,687,132

Issuance of Common Shares on completion of private placement            263,098                 336,765
Share issue costs                                                                               (22,759)

Balance, March 31, 2004                                               7,955,153              10,001,138

Share issue costs                                                                                (1,974)

Balance, June 30, 2004                                                7,955,153             $ 9,999,164

      During the quarter ending June 30, 2004, the Corporation received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To August 02, 2004, the Corporation has not repurchased any of its shares.

      (c)   Stock options:

            (i)   Stock option plan:

                  The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At June 30, 2004, stock options to purchase 788,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between February 28, 2005 and August 28, 2008. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

                  Changes in options during the years ended June 30, 2004 and March 31, 2004 are as follows:

                                                    June 30, 2004               March 31, 2004
                                               ----------------------        -----------------------
                                                            Weighted-                      Weighted-
                                                              average                        average
                                               Number of     exercise        Number of      exercise
                                                 options        price          options         price
                                               ---------       ------        ---------        ------
Outstanding, beginning of year                 1,308,811       $ 1.23          984,400        $ 1.37

Granted                                                -            -          334,411          0.82
Cancelled                                       (520,000)       (1.60)         (10,000)        (1.00)
                                               ---------       ------        ---------        ------
Outstanding, end of year                         788,811       $ 0.99        1,308,811        $ 1.23
                                               =========       ======        =========        ======
Exercisable, end of year                         724,611       $ 0.99        1,244,611        $ 1.25

                  The following table sets forth information relating to stock options outstanding as at June 30, 2004:

                                                       Weighted-
                                             Number      average    Weighted-          Number    Weighted-
                           Range of  outstanding at    remaining      average  exercisable at      average
                           exercise        June 30,  contractual     exercise        June 30,     exercise
Expiry                       prices            2004         life        price            2004        price
--------             --------------  --------------  -----------    ---------  --------------   ----------
10/26/06             $         1.00         435,000         1.33        $1.00         374,550        $1.00
03/18/07                       1.15           5,000         1.71         1.15           1,250         1.15
02/28/05                       4.80          14,400         0.67         4.80          14,400         4.80
08/28/08                       0.81         319,411         4.17         0.81         319,411         0.81
08/28/08                       1.00          15,000         4.17         1.00          15,000         1.00
                     --------------         -------         ----        -----         -------        -----
                     $0.81 to $4.80         788,811         2.53        $0.99         724,611        $0.99
                     ==============         =======         ====        =====         =======        =====


                  During the quarter ending June 30, 2004, 520,000 options expiring on April 12, 2004 were cancelled.

      (d)   Stock-based compensation:

            The effect of change in accounting policy as outlined in note 1 has been recorded retroactively without restatement of prior periods. At April 1, 2004, the restatement resulted in increase to contributed surplus and an offsetting increase in the deficit of $152,288. No expense has been recognized for the three months ending June 30, 2004.

8.    COMMITMENTS:

      The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2005                                                         $617,651
2006                                                           75,607
                                                             --------
                                                             $693,258
                                                             ========


9.    SEGMENTED INFORMATION:

      The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general and insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues.

      OPERATING SEGMENTS

                                          THREE MONTHS ENDED JUNE 30, 2004       THREE MONTHS ENDED JUNE 30, 2003
                                        ------------------------------------   -------------------------------------
                                           CANADA          US   CONSOLIDATED      CANADA         US     CONSOLIDATED
                                        ---------   ---------     ----------   ---------    -------        ---------
Revenue                                 1,380,942   1,135,264      2,516,206   1,385,414          -        1,385,414

Net earnings (loss)                       112,713    (444,386)      (331,673)    109,639    (65,600)          44,039

Identifiable assets                     5,522,707  12,002,049     17,524,756   8,455,840    368,216        8,824,056

Additions to
- Computer systems and office
  equipment                                 3,593      22,735         26,328       5,922          -            5,922

Depreciation and amortization              66,826     127,102        193,928      70,569          -           70,569

Interest and financing costs                  396     255,104        255,500         344     73,749           74,093

Computer systems and office
equipment and goodwill                  1,737,056   4,688,648      6,425,704   1,777,742          -        1,777,742

10.   SUBSEQUENT EVENTS:

      Subsequent to the quarter ending June 30, 2004, the Corporation granted 505,000 stock options to directors and officers of the Corporation at an exercise price of $1.10 per option. These options vest immediately and expire on August 5, 2009.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.


Date:    August 13, 2004.

"Primo Podorieszach" (signed)
-------------------------------------
Primo Podorieszach
Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:    August 13, 2004.

"Mahesh Bhatia" (signed)
-------------------------------------
Mahesh Bhatia
Chief Financial Officer

           CIBC Mellon Global Securities Services Company     [CIBC MELLON LOGO]
                                CIBC Mellon Trust Company



August 16, 2004

Alberta Securities Commission          British Columbia Securities Commission
Ontario Securities Commission          The Toronto Stock Exchange

Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468 CONFIRMATION OF MAILING
--------------------------------------------------------------------------------

On August 16, 2004, the following item was sent by prepaid mail to holders of common shares of this Corporation in accordance with the provisions of National Instrument 54-102:

      1.    Unaudited Financial Statements For Quarter Ended June 30, 2004

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com


 600 The Dome Tower - 333-7th Avenue S.W. Suite 600 - Calgary, A.B. - T2P 2Z1 -
                     Tel 403.232.2400 - www.cibcmellon.com
CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company are
               licensed users of the CIBC and Mellon trademarks.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

August 25, 2004

To:   The Securities Commissions of British Columbia, Alberta and Ontario

                            REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders (the "AGM") of Anthony Clark International Insurance Brokers Ltd. (the "Company") held on August 16, 2004.

1.    Appointment and Remuneration of Auditors

      At the AGM, the shareholders were asked to approve the appointment of KPMG LLP as the Company's auditor and to authorize the directors to fix the auditor's remuneration. According to proxies received and vote by show of hands, KPMG LLP was appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration based on the following results:

      --------------------------------------------------------------------------
                  VOTES FOR                          VOTES WITHHELD
      --------------------------------------------------------------------------
                  2,131,688                             2,300
      --------------------------------------------------------------------------

2.    Determination of Number of Directors

      At the AGM, the shareholders were asked to determine the number of directors of the Company at seven (7). According to proxies received and following a ballot taken at the meeting, the determination of the number of directors of the Company was approved with the following results:

      --------------------------------------------------------------------------
                  VOTES FOR                          VOTES AGAINST
      --------------------------------------------------------------------------
                  2,131,988                              2,000
      --------------------------------------------------------------------------

3.    Election of Directors

      At the AGM, management of the Company presented to the shareholders its nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next AGM:

      --------------------------------------------------------------------------
         NAME                            VOTES FOR               VOTES WITHHELD
      --------------------------------------------------------------------------
      Primo Podorieszach                 2,131,988                   2,000
      --------------------------------------------------------------------------
      Tony Consalvo                      2,131,988                   2,000
      --------------------------------------------------------------------------
      Douglas Farmer                     2,131,988                   2,000
      --------------------------------------------------------------------------
      Thomas Milley                      2,131,988                   2,000
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------
         NAME                            VOTES FOR               VOTES WITHHELD
      --------------------------------------------------------------------------
      Joseph Giuffre                     2,131,988                   2,000
      --------------------------------------------------------------------------
      Patti Runnalls                     2,131,988                   2,000
      --------------------------------------------------------------------------
      Normand Cournoyer                  2,131,988                   2,000
      --------------------------------------------------------------------------

4.    Advance Approval to Exceed the TSE 25% Rule

      At the AGM, the shareholders were asked to approve the issuance by the Company in one or more private placements during the twelve month period commencing August 17, 2004 of such number of securities that would result in the Company issuing or making issuable 7,955,153 common shares as more particularly described in and subject to the restrictions described in the Company's Information Circular dated July 14, 2004. According to proxies received and following a ballot taken at the meeting, the advance approval to exceed the TSE 25% rule was approved with the following results:


      --------------------------------------------------------------------------
                  VOTES FOR                          VOTES AGAINST
      --------------------------------------------------------------------------
                  2,126,821                              7,167
      --------------------------------------------------------------------------